

February 20, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (630) 864-4527

Sam K. Duncan
Chief Executive Officer
OfficeMax, Inc.
263 Shuman Boulevard
Naperville, Illinois 60563

   Re: **OfficeMax, Inc.**
     Definitive 14A
     Filed March 15, 2007
     File No. 001-05057

Dear Mr. Duncan:

   We have reviewed your December 21, 2007 response to our comments of December 3, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

   Please contact me at (202) 551-3729 with any questions.

          Sincerely,

          Craig Slivka
          Attorney Advisor